Exhibit 99.1

Shanda Games to Acquire Platform-Related Affiliates to Strengthen Mobile Strategy

HONG KONG, July 29, 2013 — Shanda Games Limited (NASDAQ: GAME, “Shanda Games” or “the Company”), a leading online game developer, operator and publisher in China, announced today that it has entered into definitive agreements to acquire affiliates providing user and payment platform services from its parent company Shanda Interactive Entertainment Limited (“Shanda Interactive”).

The Company expects to achieve the following through this transaction:

—	Facilitate the establishment of the Company’s mobile platform
—	Improve the Company’s cost structure and earnings per share
—	Improve the Company’s use of cash
—	Eliminate recurring related-party transactions and settle related-party loans

Shanghai Shengzhan Networking Technology Co., Ltd. (“Shengzhan”) and Tianjin Shengjing Trade Co., Ltd. (“Shengjing”) are both entities under the common control of Shanda Interactive. Shanda Games pays service fees to both companies for services including online billing, user authentication, customer service, anti-fatigue compliance, data support services, and prepaid card marketing and distribution. In the first quarter of 2013, service fees paid to Shengzhan and Shengjing represented approximately 21.3% of Shanda Games’ total net revenues.

Shengzhan owns the Shanda Pass database which contains account information, including registration, payment and other user-behavior data that gamers use to access games operated by Shanda Games and an experienced customer service team which handles approximately nine million interactions with game users on average per month. The customer service team was awarded the Best Call Center in China for eight consecutive years from 2005 to 2012 by the China Federation of IT Promotion under the auspices of the Ministry of Industry and Information Technology and has received a five-star certification from the International Customer Management Institute. Shengjing owns approximately 180,000 prepaid card distribution channels nationwide, through which over two million real and virtual prepaid cards were sold monthly on average.

Shanda Games’ board of directors formed a special committee of independent directors consisting of Mr. Andy Lin (chair), Mr. Heng Wing Chan and Mr. Yong Gui (“Special Committee”), to consider, evaluate and negotiate the transaction. The Special Committee was advised by outside legal counsel Davis Polk & Wardwell LLP and financial advisor Ernst & Young which delivered a fairness opinion as to the consideration payable by Shanda Games in the transaction. Shanda Games’ board of directors, acting upon the unanimous recommendation of the Special Committee, approved the transaction.

The aggregate consideration for the transaction is US$811.5 million, subject to closing adjustments and payable in a combination of cash, deferred payments and settlement of an outstanding loan receivable from Shanda Interactive. Shanda Games’ cash, cash equivalents, short-term investments, and restricted cash, net of loans and dividend payable, totaled US$556 million as of March 31, 2013.

Mr. Tianqiao Chen, Chairman of Shanda Games’ Board of Directors, commented, “Through this transaction, the Board aims to strengthen Shanda Games both strategically and financially. The acquisition is a strong step forward in strengthening our mobile business, which now forms an integral part of our strategy. For mobile games, platforms play a more important role than each individual game as mobile games tend to be smaller in scale and with shorter lifecycle than MMO games. Combining our cumulative expertise and resources in the online gaming industry, we will leverage the customer database and distribution channels operated by Shengzhan and Shengjing to build a consolidated mobile game platform. The recent success of our mobile game Million Arthur in China demonstrated the great potential Shengzhan and Shengjing platforms have, on which we rely solely for promoting the game. We believe this transaction will provide us with numerous synergies to establish our mobile platform and accelerate growth in our business. After further integrating our businesses, we plan to release the renewed and refined mobile strategy and products in the near term.”

“In addition, this transaction removes two cost components from our cost structure and is projected to improve our EPS by approximately 40-50%,” Mr. Chen continued. “It puts our large cash position to a much better use and also eliminates two recurring related-party transactions and settles an outstanding loan receivable from Shanda Interactive. More importantly, the transaction will enable Shanda Games to become a truly integrated online gaming company. With an in-house customer service team and the control of customer database and distribution channels, Shanda Games will be able to enhance game players’ experience and to reach out to users more efficiently.”

The transaction, which is subject to customary closing conditions, is expected to close in the third quarter of 2013.

Conference Call

Shanda Games' management team will host a conference call on Monday, July 29, 2013 at 10:00 am (Beijing/Hong Kong time) / Sunday, July 28, 2013 at 10:00 pm (Eastern Time) to discuss this announcement.

Dial-in Numbers:

U.S. Toll Free:	1866-519-4004
Mainland China Toll:	400-620-8038
Mainland China Toll Free:	800-819-0121
Hong Kong Toll Free:	800-930-346
U.K. Toll Free:	0808-234-6646
International Toll:	+65-6723-9381

Passcode:	23914920

A replay of the conference call will be available from 1:00 pm (Beijing/Hong Kong time) on July 29, 2013 for 7 days.

U.S. Toll Free:	1855-452-5696
International Toll:	+61-2-8199-0299

Passcode:	23914920

A live and archived webcast of the conference call will also be available on Shanda Games' investor relations website at http://ir.shandagames.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future benefits brought by the acquisition of Shengzhan and Shengjing, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the possibility that the Company would not realize the expected benefits or synergies from the acquisition of Shengzhan and Shengjing and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com